[K&L Gates LLP Letterhead]

BY EDGAR

February 12, 2010

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Grzeskiewicz, Esq.

Re:	Nuveen California Premium Income Municipal Fund (File Nos. 333-164816; 811-07720)
Nuveen California Dividend Advantage Municipal Fund 2 (File Nos. 333-164818; 811-10197)
Nuveen Missouri Premium Income Municipal Fund (File Nos. 333-164817; 811-07616 )

Registration Statements on Form N-2 Relating to MuniFund Term Preferred Shares

Dear Mr. Grzeskiewicz:

On February 9, 2010, each of the above referenced funds (collectively, the “February 9 Funds”) filed a Registration Statement on Form N-2 (each, a “Registration Statement” and collectively the “February 9 Registration Statements”) for the purpose of registering its MuniFund Term Preferred Shares of beneficial interest, Series 2015, liquidation preference $10 per share (“MTP Shares”). The purpose of this letter is to request selective review of each of the February 9 Registration Statements, in accordance with the Commission’s release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).

In connection with the previous offering of MTP Shares by Nuveen Insured Dividend Municipal Advantage Fund (“Insured Dividend”), the SEC staff reviewed and commented on Insured Dividend’s registration statement (File Nos. 333-160630; 811-09475) relating to MTP Shares (the “Insured Dividend Registration Statement”). Subsequently, Nuveen has filed MTP Shares registration statements (the “Previously Filed Registration Statements”) for each of 31 additional funds (the “Previous Funds”) and requested selective review for portions of each of those registration statements that were identical to (or substantially identical to) the Insured Dividend Registration Statement.

As we have discussed, the rights and preferences of the MTP Shares issued by Insured Dividend are identical to the MTP Shares to be issued by each of the February 9 Funds. Furthermore, Insured Dividend and each of the February 9 Funds share the same board of trustees, officers, investment adviser, legal counsel (both special counsel and special

Massachusetts counsel), independent registered public accounting firm, transfer agent, custodian and redemption and paying agent. As a result, the prospectus disclosure items set forth below are identical (or substantially identical) among the Insured Dividend Registration Statement and each of the February 9 Registration Statements (page numbers correspond to the Nuveen California Premium Income Municipal Fund Registration Statement). In addition, as a general matter, only those fund-specific disclosures (e.g., investment objectives and policies, investment restrictions, portfolio composition, portfolio manager) in the prospectus and statement of additional information comprising each of the February 9 Registration Statements are not substantially identical to those in the Insured Dividend Registration Statement, given the different investment focus of these funds. The tax disclosures in the February 9 Registration Statements differ from the disclosures made in the Previously Filed Registration Statements, to the extent that the disclosure addresses state tax consequences of investing in MTP Shares. In addition, the February 9 Funds have retained special legal counsel to advise on state-specific risk disclosure and tax disclosure.

Identical or Substantially Identical Disclosure Items

•	Prospectus Summary

•	The Offering (pgs. 1-2) ;

•	Who May Want to Invest (pg. 2);

•	Fixed Dividend Rate (pgs. 2-3);

•	Dividend Payments (pg. 3);

•	Term Redemption (pgs. 3-4);

•	Mandatory Redemption for Asset Coverage and Effective Leverage Ratio (pg. 4);

•	Optional Redemption (pg. 5) ;

•	Ratings (pgs. 5-6);

•	Asset Coverage (pg. 6);

•	Effective Leverage Ratio (pg. 7);

•	Voting Rights (pg. 7);

•	Liquidation Preference (pgs. 7-8);

•	Investment Adviser (but for new FINRA–related disclosure) (pg. 9);

•	Listing (pg. 9);

•	Redemption and Paying Agent (pg. 9);

•	Risks – Risks of Investing in MTP Shares (pgs. 9-11); and

•	Governing Law (pg. 16).

•	Use of Proceeds (pg. 20)

•	Description of MTP Shares

•	General (pg. 23);

•	Dividends and Dividend Periods (pgs. 23-26);

•	Restrictions on Dividend, Redemption and Other Payments (pgs. 27-28);

•	Asset Coverage (pg. 28);

•	Effective Leverage Ratio (pgs. 28-29);

•	Redemption (pgs. 29-32);

•	Term Redemption Liquidity Account and Liquidity Requirement (pgs. 32-33);

•	Liquidation Rights (pgs. 33-34);

•	Voting Rights (pgs. 34-36);

•	Rating Agencies (pg. 36);

•	Issuance of Additional Preferred Stock (pg. 37); and

•	Actions on Other than Business Days (pg. 37).

•	Risks – Risks of Investing in MTP Shares (pgs. 46-48)

•	Management of the Fund

•	Trustees and Officers (pg. 54);

•	Nuveen Investments (pg. 55); and

•	Additional Information Relating to NAM and Nuveen Investments (pg. 55).

•	Net Asset Value (pg. 56)

•	Descriptions of Borrowings (pg. 57)

•	Description of Outstanding Shares (pgs. 57-58)

•	Certain Provisions of the Declaration of Trust and By-Laws (pgs. 58-59)

•	Repurchase of Fund Shares; Conversion to Open-End Fund (pgs. 59-60)

•	Tax Matters (pgs. 60-62)

•	Federal Income Tax Treatment of the Fund (pg. 61);

•	Federal Income Tax Treatment of Holders of MTP Shares (pgs. 61-62);

•	Sale of Shares (pg. 63); and

•	Backup Withholding (pg. 63).

•	Underwriters (but for new FINRA–related disclosure) (pgs. 64-66)

•	Custodian, Transfer Agent, Dividend Disbursing Agent and Redemption and Paying Agent (pg. 66)

•	Legal Opinions (pg. 66)

•	Independent Registered Public Accounting Firm (pg. 66)

•	Miscellaneous (pgs. 66-67)

•	Available Information (pg. 67)

We believe this letter demonstrates the suitability of selective review of the February 9 Registration Statements, based on the SEC staff’s previous review and comment on the Insured Dividend Registration Statement and its review of 29 of the Previously Filed Registration Statements. We note that, since the filing of the Insured Dividend Registration Statement, the Insured Dividend MTP Share offering, including one exercise of the underwriters’ over-allotment option, and fourteen Previous Funds’ MTP Share offerings, including ten exercises of the underwriters’ over-allotment options, have closed. We believe this demonstrates an increasing market acceptance of the MTP Shares product, and highlights the market window currently open to these offerings. Please call me, Stacy H. Winick (202-778-9252) or Eric S. Purple (202-778-9220) if you have any questions about the enclosed, or if you require anything further.

Very truly yours,

/s/ David P. Glatz
David P. Glatz

cc:	Gifford R. Zimmerman
Mark L. Winget